Exhibit 23.1

Consent of Independent Auditor

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Hess Midstream LP for the registration of class A shares representing limited partner interests and preferred shares representing limited partner interests, and to the incorporation by reference therein of our report dated October 4, 2019, with respect to the consolidated financial statements of Hess Infrastructure Partners LP included in Hess Midstream LP’s Current Report on Form 8-K dated December 17, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

December 20, 2019